# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yunji Inc., CIK 0001759614
CUSIP: 98873N305
Title of class of securities: Class A Ordinary Shares, $0.000005 par value per share
Address of issuer's principal executive offices: 15/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou, China (F4), 310000
Date of event which requires filing of this statement: 03/21/2019
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001810174

## Reporting persons
- Fasturn Overseas Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 146,202,400; shared voting power 0; sole dispositive power 146,202,400; shared dispositive power 0; aggregate amount beneficially owned 146,202,400 (7.44% of the class)
  Comment: * Item 5 and 7: Number of shares beneficially owned as of 31 Dec 2024. Includes 48,456 American Depositary Shares ("ADSs"). Each ADS represents 400 Class A Ordinary Shares.
  
  ** Item 11: Calculation is based on 1,966,378,532 outstanding ordinary shares for all classes as of 31 Dec 2024.
  
  Note: There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 98873N305 has been assigned to the American Depositary Shares ("ADSs") of the Company, which are quoted on the Nasdaq Global Market under the symbol "YJ." Each American Depository Share represents 400 Class A Ordinary Shares.

## Item 1. Issuer
Name of issuer: Yunji Inc.
Address of issuer's principal executive offices: 15/F, South Building, Hipark Phase 2, Xiaoshan District, Hangzhou 310000, Zhejiang Province, People's Republic of China

## Item 2. Person Filing
Name of person filing: Fasturn Overseas Limited
Address of principal business office or, if none, residence: Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 146,202,400
Percent of class: 7.44
Sole power to vote or to direct the vote: 146,202,400
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 146,202,400
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fasturn Overseas Limited: /s/ Chu Siu Leung, Director (02/06/2025)